Mail Stop 4628

                                                           September 13, 2018

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources Series 33-2013 L.P.
425 Houston Street, Suite 300
Fort Worth, TX 76102

       Re:    Atlas Resources Series 33-2013 L.P.
              Form 10-12G
              Filed February 12, 2018
              File No. 0-55901

Dear Mr. Slotterback:

       We issued comments on the above captioned filing on August 10, 2018. On August 28,
2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.


                                                           Sincerely,

                                                           /s/ John Reynolds

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
Resources